EXHIBIT 12.1

Alaska Airlines, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	2005	2004	2003	2002	2001
Earnings:
Income (loss) before income tax expense (benefit) and accounting change	$124,200	$(27,000)	$11,838	$(87,368)	$(16,421)

Less: Capitalized interest	(8,120)	(1,099)	(1,484)	(2,051)	(7,459)
Add:
Interest on indebtedness	50,167	44,136	45,164	46,261	47,432
Amortization of debt expense	1,006	944	916	815	695
Amortization of capitalized interest	4,707	4,811	4,990	4,993	5,013
Portion of rent under long-term operating leases representative of an interest factor	76,591	70,493	66,590	65,896	64,161

Earnings Available for Fixed Charges	$248,551	$92,285	$128,014	$28,546	$93,421

Fixed Charges:
Interest	50,167	44,136	45,164	46,261	47,432
Amortization of debt expense	1,006	944	916	815	695
Portion of rent under long-term operating leases representative of an interest factor	76,591	70,493	66,590	65,896	64,161

Total Fixed Charges	$127,764	$115,573	$112,670	$112,972	$112,288

Ratio of Earnings to Fixed Charges	1.95	0.80	1.14	0.25	0.83

Coverage deficiency	$—	$23,288	—	$84,426	$18,867